Filed pursuant to Rule 433

Registration No. 333- 265244

Issuer Free Writing Prospectus

Supplementing the Preliminary Prospectus Supplement

dated December 14, 2022

HARROW HEALTH, INC.

US $35,000,000

11.875% Senior Notes Due 2027

Final Term Sheet

December 15, 2022

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated December 14, 2022 (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Harrow Health, Inc.
Securities:	11.875% Senior Notes Due 2027 (the “Notes”)
Type:	SEC Registered
Trade Date:	December 16, 2022
Settlement Date:	December 20, 2022
Listing:	Nasdaq “HROWM”
Gross Proceeds: Number of Notes:	$35,000,000 1,400,000 (equal to $35,000,000 principal amount)
Option Notes:	Up to 210,000 (up to $5,250,000 of additional principal amount)
Maturity Date:	December 31, 2027
Rating:	The Notes have received a “BB” rating from Egan-Jones Ratings Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.
Annual Coupon:	11.875%, paid quarterly in arrears

Interest Payment Dates:	January 31, April 30, July 31 and October 31, commencing January 31, 2023, and at maturity
Price to the Public:	$25.00
Day Count:	30/360
Optional Redemption:	At any time prior to December 31, 2024, the Issuer may redeem the Notes for cash in whole or in part at any time at its option at a redemption price equal to 100.0% of the principal amount thereof plus the Make-Whole Amount (as defined in the Preliminary Prospectus Supplement) as of, and accrued and unpaid interest to, but excluding, the date of redemption. The Issuer may redeem the Notes for cash in whole or in part at any time at its option (i) on or after December 31, 2024 and prior to December 31, 2025, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after December 31, 2025 and prior to December 31, 2026, at a price equal to $25.25 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after December 31, 2026 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.
Mandatory Redemption	In the event of a failure by the Company to consummate the Acquisition (as defined in the Preliminary Prospectus Supplement) (excluding the milestone payment related to the commercial availability of Triesence) within 180 days after the original issue date of the Notes, or, in certain circumstances, there is a Material Change (as defined in the Preliminary Prospectus Supplement) the Company shall redeem the Notes for cash, in whole but not in part, at the redemption price equal to $25.50 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption.
Minimum Denomination / Multiples:	$25.00/$25.00
CUSIP/ISIN:	415858 307/ US4158583074
Book-Running Managers:	B. Riley Securities, Inc., Janney Montgomery Scott LLC, Ladenburg Thalmann & Co. Inc., William Blair & Company L.L.C.
Lead Manager:	EF Hutton, division of Benchmark Investments, LLC
Co-Managers:	Aegis Capital Corp., Brownstone Investment Group, LLC, Huntington Securities, Inc., InspereX LLC, Maxim Group LLC, Newbridge Securities Corporation, Revere Securities LLC

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This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a shelf registration statement (including a base prospectus dated June 6, 2022) and Preliminary Prospectus Supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileysecurities.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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